NEW YORK LIFE INVESTMENTS VP FUNDS TRUST

(the “Trust”)

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is effective as of the 14th day of October 2024, between New York Life Investment Management LLC (the “Manager”) and NYL Investors LLC (the Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to the Subadvisory Agreement, dated May 1, 2014, as amended (the “Agreement”); and

WHEREAS, the Manager and the Subadvisor hereby wish to amend the Agreement and Schedule A of the Agreement to reflect the following changes including: (i) the removal of NYLI VP Indexed Bond Portfolio from the schedule; and the following changes to the Trust’s name as well as each portfolio’s name:

Former Trust Name	New Trust Name
MainStay VP Funds Trust	New York Life Investments VP Funds Trust

Former Portfolio Name	New Portfolio Name
MainStay VP Balanced Portfolio	NYLI VP Balanced Portfolio
MainStay VP Bond Portfolio	NYLI VP Bond Portfolio
MainStay VP Floating Rate Portfolio	NYLI VP Floating Rate Portfolio
MainStay VP U.S. Government Money Market Portfolio	NYLI VP U.S. Government Money Market Portfolio

NOW, THEREFORE, the parties agree as follows:

(i) Effective August 12, 2024, the name of the Trust and the names of the portfolios have been changed as set forth.

(ii) Effective October 14, 2024, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder of This Page Has Been Left Blank Intentionally.]

 IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest: /s/ Brian J. McGrady     By: /s/ Kirk C. Lehneis

Name: Brian J. McGrady     Name: Kirk C. Lehneis

Title:  Director and Associate    Title: President

 General Counsel

NYL INVESTORS LLC

Attest: /s/ Anita L. Whelan     By:  /s/ Kenneth Sommer

Name: Anita L. Whelan     Name: Kenneth Sommer

Title: Associate General Counsel     Title: Managing Director

SCHEDULE A

(Effective as of October 14, 2024)

As compensation for services provided by Subadvisor, the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

PORTFOLIO NAME	ANNUAL RATE
NYLI VP Balanced Portfolio* (fixed income sleeve)	0.325% up to $1 billion; 0.3125% from $1 billion to $2 billion; and 0.30% in excess of $2 billion

NYLI VP Bond Portfolio	0.25% up to $500 million; 0.2375% from $500 million up to $1 billion; 0.225% from $1 billion to $3 billion; and 0.22% in excess of $3 billion

NYLI VP Floating Rate Portfolio	0.30% up to $1 billion; 0.2875% from $1 billion up to $3 billion; and 0.2825% in excess of $3 billion

NYLI VP U.S. Government Money Market Portfolio	0.20% up to $500 million; 0.175% from $500 million up to $1 billion; and 0.15% in excess of $1 billion

The portion of the fee based upon the average daily net assets of the respective Portfolio shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Portfolio.

*The annual rate is based on the percentage that the Allocated Assets constitutes of the Portfolio’s total average daily net assets.

Payment will be made to the Subadvisor on a monthly basis.